ALTAI RESOURCES INC.

NEWS RELEASE

TSX VENTURE: ATI - IN U.S.A.:SEC. RULE 12g3-2(b) FILE # 82-2950

SUPPL

Date: November 19, 2007

ALTAI OPTIONS ITS MALARTIC GOLD PROPERTY INTEREST

Altai Resources Inc. (ATI, TSX VENTURE; US Sec. Rule 12g3-2(b) File # 82-2950) ("Altai" and the "Company") is pleased to report that the Company and its joint venture partner in the Malartic gold property, **Globex Mining Enterprises Inc.** ("Globex"), have optioned 100% interest in their 50/50% owned Malartic gold property (known as Blackcliff gold property to Globex) in the Malartic Township, Quebec to **C2C Inc.** and **Animiki Mining Corporation** (a private corporation).

All cash, shares and royalties to be received under the terms of the option agreement are to be shared equally by Altai and Globex. C2C will immediately pay $25,000 cash and 400,000 C2C shares upon signing and will pay a further $50,000 cash within 2.5 months.

Animiki will make every effort to become a publicly listed company within 6 months of the effective date of the agreement after which all future cash payments, share issuances and work requirements shall be split 50/50 between Animiki and C2C. Should Animiki fail to become a listed public company within the 6 month period, C2C will assume responsibility for 100% interest in the agreement.

Further cash and share payments of $100,000 and 200,000 shares are due upon the first anniversary of the agreement, $200,000 cash and 200,000 shares upon the second anniversary of the agreement and $200,000 cash and 200,000 shares upon the third anniversary of the agreement. In addition, $5,000,000 of work must be completed by the end of the fourth year of the option.

Altai and Globex will jointly retain a 3% Gross Metal Royalty on any mineral production from the property as well as a 10% Net Profits Royalty (NPR). The 10% NPR will come into effect after Animiki and C2C jointly recover up to a maximum of $3,500,000 in project capital costs incurred prior to commercial production.

Further, upon the sixth anniversary of the effective date of the agreement, C2C and Animiki must commence an annual advance royalty payment of $50,000, which is deductible from future production royalties.

The Malartic gold property is an advanced gold project with a drill defined resource and is situated within a few kilometers of a contract mill. Should C2C and Animiki deem to place the property into production, they may do so at anytime but must first complete all the cash and share issuance obligations under the agreement.

For further detail, please see C2C Inc.'s press release of November 15, 2007.

We Seek Safe Harbour.

For further information, please contact
Maria Au, Treasurer
Suite 501, 1880 O'Connor Drive, Toronto, Ontario, Canada M4A 1W9
Tel: (416) 383-1328 Fax: (416) 383-1686 Email: info@altairesources.com Internet: http://www.altairesources.com

TSX Venture Exchange has neither approved nor disapproved the information contained herewith.